UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Investor Presentation

On November 23, 2021, Procaps Group, S.A. (the “Company”) conducted meetings with certain investors to provide an update on the Company’s third quarter 2021 financial results and on current and future business initiatives.

A copy of the presentation is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Correction of Adjusted EBITDA Figure for Three Months Ended September 30, 2021

The Company’s press release on November 19, 2021, furnished to the Securities and Exchange Commission on a previous Current Report on Form 6-K, dated on November 19, 2021, announcing the Company’s financial results for the third quarter ended September 30, 2021, included an error in the Adjusted EBITDA figure for the three months ended September 30, 2021. Specifically, the Adjusted EBITDA figure in the press release did not reflect an adjustment for transaction expenses in the amount of $500,000. As a result, the Company’s Adjusted EBITDA for the three months ended September 30, 2021 was $25.0 million instead of the previously reported $24.5 million.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Investor Presentation of Procaps Group, S.A. dated November 23, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: November 23, 2021

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